

16013057

TATES
ANGE COMMISSION
D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-65968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Texas E&P Partners, Inc. (Formerly Chestnut Exploration Partners, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 N. Central Expressway, Suite 240
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Kong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Texas E&P Partners, Inc., as of December 31 ________, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public


BRADEN TINGLE
MY COMMISSION EXPIRES
November 10, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Texas E&P Partners, Inc.

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2015

TEXAS E&P PARTNERS, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Texas E&P Partners, Inc.

We have audited the accompanying statement of financial condition of Texas E&P Partners, Inc. (formerly Chestnut Exploration Partners, Inc.) (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas E&P Partners, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

TEXAS E&P PARTNERS, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 41,654
Prepaid expenses	1,282
Concessions receivable	7,500
Other assets	6,167
	$ 56,603

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 12,231
	12,231
Stockholders' equity	
Common stock, 1,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	1,664,549
Retained earnings (deficit)	(1,620,187)
Total stockholders' equity	44,372
	$ 56,603

The accompanying notes are an integral part of these financial statements.

TEXAS E&P PARTNERS, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Due diligence fees	$ 62,330
Concession fees	659,113
Interest income	1
	721,444
Expenses	
Compensation and benefits	646,896
Occupancy and equipment costs	169,283
Promotional costs	38,357
Regulatory fees and expenses	95,732
Other expenses	95,491
	1,045,759
Income (loss) before income tax expense	(324,316)
Income tax expense	-0-
Net income (loss)	$ (324,316)

The accompanying notes are an integral part of these financial statements.

TEXAS E&P PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2014	1,000	$ 10	$ 1,409,641	$ (1,295,871)	$ 113,780
Capital contribution			254,908		254,908
Net income (loss)				(324,316)	(324,316)
Balances at December 31, 2015	1,000	$ 10	$ 1,664,549	$ (1,620,187)	$ 44,372

The accompanying notes are an integral part of these financial statements.

TEXAS E&P PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

TEXAS E&P PARTNERS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ (324,316)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in concessions receivable	13,200
Decrease in prepaid expenses	27,360
Increase in other assets	(6,166)
Decrease in accounts payable and accrued expenses	(14,671)
Net cash provided (used) by operating activities	(304,593)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	254,908
Net cash provided (used) by financing activities	254,908
Net increase (decrease) in cash and cash equivalents	(49,685)
Cash and cash equivalents at beginning of period	91,339
Cash and cash equivalents at end of period	$ 41,654

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Texas E&P Partners, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially, all the Company's revenues are generated through the sale of oil and gas development programs for related parties ("affiliates"). The Company's customers are located throughout the United States.

The Company recognizes revenue from the sale of oil and gas development programs when commissions are available from the escrow agent after certain levels of investment have been reached as specified in the private placement memorandum.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concessions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2015. Early adoption is permitted. The Company expects no material effect on its financial statements.

TEXAS E&P PARTNERS, INC.
Notes to Financial Statements
December 31, 2015

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2015. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $29,423 and net capital requirements of $5,482. Company's ratio of aggregate indebtedness to net capital was 2.8 to1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable shareholders to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There was no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

The Corporation files as an "S" corporation for Federal income tax purposes. The Corporation's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Related Party Transactions/Economic Dependency

The Company and its affiliates are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and administrative expenses from an affiliate and records these expenses as additional capital contributions in the month they are paid by the affiliate.

The Company earns commissions from the sale of oil and gas "non operating undivided working interest participation programs". An affiliate is manager and operator of the drilling programs. For the year ended December 31, 2015, the Company earned $721,442 in commissions and in due diligence from the sale of such interests.

The Company is economically dependent on its affiliate.

Note 6 - Concentration of Risks

The Company develops and implements financing for the sale of oil and gas "non operating undivided working interest participation programs". These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located in Texas, New Mexico and Louisiana.

Note 7 - Commitment and Contingencies

The Company is a defendant in arbitration with a former salesman seeking commissions allegedly due from his time as an employee. This matter is in various stages of the arbitration process. Management intends to present a vigorous defense. The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

The Company has a regulatory proceeding incidental to its security business. The Company vehemently denies the allegations that it intentionally or willfully engaged in any of the alleged violative conduct and has submitted responsive papers indicating the same. Management intends to present a vigorous defense. The ultimate outcome of this proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Note 8 - Going Concern

As shown in the financial statements, the Company has a retained deficit as of December 31, 2015. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil and gas industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken steps to increase the Company's net capital and to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties. The Company's stockholder intends to contribute additional capital as needed to fund the operations of the Company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

TEXAS E&P PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 44,372
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	44,372
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(1,282)
Concessions receivable	(7,500)
Other assets	(6,167)
Net capital before haircuts on securities positions	29,423
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 29,423

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 12,231
Other amounts	70,000
Total aggregate indebtedness	$ 82,231

Schedule I (continued)

TEXAS E&P PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,482
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,482
Net capital in excess of required minimum	$ 23,941
Ratio: Aggregate indebtedness to net capital	2.8 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS II a	$ 29,423
Net capital per audited report	$ 29,423

Schedule II

TEXAS E&P PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

TEXAS E&P PARTNERS, INC.

Report of Independent Registered

Public Accounting Firm on

Management's exemption report

Required By SEC Rule 17a-5

Year Ended December 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Texas E&P Partners, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Texas E&P Partners, Inc. (formerly Chestnut Exploration Partners, Inc.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Texas E&P Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Texas E&P Partners, Inc. stated that Texas E&P Partners, Inc. met the identified exemption provisions throughout the year ending December 31, 2015 without exception. Texas E&P Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texas E&P Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group


TEXAS E&P
PARTNERS
Member FINRA/SIPC

January 13, 2016

To the best of our knowledge and belief, Texas E&P Partners, Inc. acts as a limited broker/dealer and has met the specific exemption relied upon under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934 for the year ending December 31, 2015, without exception.

Raymond W. Kong
President & CEO

2201 North Central Expressway, Suite 240 Richardson, Texas 75080
P (972) 233-9200 T (877) 412-7200 F (972) 233-1307

TEXAS E&P PARTNERS, INC.

Report of Independent Registered

Public Accounting firm on

The SIPC Annual Assessment

Required by SEC Rule 17a-5

Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors
Texas E&P Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Texas E&P Partners, Inc. (formerly Chestnut Exploration Partners, Inc.)and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Texas E&P Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Texas E&P Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting a $4,000 difference in revenue;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2711*********************MIXED AADC 220
065968 FINRA DEC
CHESTNUT EXPLORATION PARTNERS INC
2201 N CENTRAL EXPY STE 240
RICHARDSON TX 75080-2775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Braden Tingle 972-715-8809

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chestnut Exploration Partners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

em No.

Item	Amount
1. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 717,443
). Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	717,443
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	717,443
SIPC Net Operating Revenues	$ 0
General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)

Chestnut Exploration Partners, Inc.

SALES BY CLIENT SUMMARY

January - December 2015

	TOTAL
Chestnut Opportunity Fund I LP	4,000.00
East Texas 2-H JV	507,442.50
Salmon 2W JV	210,000.00
TOTAL	$721,442.50

Tuesday, Jan 19, 2016 09:26:24 AM PST GMT-6 - Accrual Basis

The East Texas 2-H JV, and Salmon 2W JV,
ARE UN-REGISTERED PRIVATE PLACEMENTS -
OIL & GAS JOINT VENTURES - REG D OFFERINGS

Chestnut Opportunity Fund I LP Escrow remains unbroken